EXHIBIT 4.2

DESCRIPTION OF CAPITAL STOCK

Registered under Section 12 of the Securities Exchange Act, as amended

The following description is intended as a summary of our certificate of incorporation (which we refer to as our “charter”) our bylaws, and to the applicable provisions of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our charter and bylaws.

General

Our charter authorizes 80,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 per value per share. As of March 9, 2022, there were 19,183,776 shares of our common stock outstanding and approximately 86 stockholders of record. No shares of our preferred stock are designated, issued or outstanding.

Common stock

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock which may be issued in the future, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Fully paid and nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

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Issuance of Preferred Stock by our Board

While we currently have no shares of preferred stock issued and outstanding Our Certificate of Incorporation provides that shares of up to five million shares of preferred stock may be issued from time to time in one or more series, at the discretion of the Board of Directors without stockholder approval, with each such series to consist of such number of shares and to have such voting powers (whether full or limited, or no voting powers) and such designations, powers, preferences and relative, participating, optional, redemption, conversion, exchange or other special rights, and such qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors prior to the issuance thereof. This means that our Board has the discretion to issue shares of preferred stock that had provisions that could be superior in rights and preferences to shares of our common stock and which could be dilutive to holders of our common stock. Further, such rights and preferences could have the effect of preventing or hindering certain fundamental transactions, such as a merger or sale of all or substantially all of our assets or another change of control that would otherwise be beneficial to the holders of our common stock.

Charter and bylaws provisions

Our charter and our bylaws, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board of Directors Vacancies: Our charter and bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors may only be set by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
•	Stockholder Action; Special Meetings of Stockholders: Our charter provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Further, our bylaws and charter will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•	Advance Notice Requirements for Stockholder Proposals and Director Nominations: Our bylaws provide advance notice procedures for stockholders seeking to bring matters before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•	No Cumulative Voting: The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our charter does not provide for cumulative voting.

Delaware law

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

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Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on liability, indemnification of officers and directors and insurance

Our charter and bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law.

Listing

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “INTZ”.

Transfer agent and registrar

The transfer agent and registrar for the shares of our common stock is Computershare.

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